VIA EDGAR

April 11, 2016

Ms. Maryann Doubledar

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE: Capitol Series Trust (the “Trust”); File No. 811-22895/ 333-191495

Dear Ms. Doubledar:

We are in receipt of your comments to Post-Effective Amendment No. 14 under the Securities Act of 1933, as amended (the “1933 Act”)/ No. 15 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s registration statement on Form N-1A (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2015 to register Institutional Shares and Investor Shares of its new series, Canterbury Portfolio Thermostat Fund (the “Canterbury Fund” or the “Fund”). We want to thank you for your comments on this Registration Statement for Canterbury Fund. We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have listed the various questions/comments that you have posed, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Trust is filing concurrently with this response Post-Effective Amendment No. 21 under the 1933 Act/ No. 22 under the 1940 Act to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to your comments as well as certain other changes. The Amendment is marked to note these changes.

April 11, 2016

Comments/Questions and Responses:

Prospectus – Summary Section

Comment 1: In the Fee Table of the Prospectus, in Footnote 2, the last sentence of the footnote should be revised as follows:

During any fiscal year that the Investment Advisory Agreement between the Adviser and Capitol Series Trust (the “Trust”) is in effect, the Adviser will recoup the sum of all fees previously waived or expenses reimbursed during any of the previous three (3) years, less any reimbursement previously paid, if such recoupment can be achieved within the foregoing expense limits without exceeding the net expense ratios in place at the time of the waiver and without exceeding the then-current net expense ratios. This expense cap agreement may be terminated by the Board of Trustees (the “Board”) at any time.

Response 1: The comment has been incorporated.

Comment 2: In the first paragraph of the Fund’s principal investment strategy, please clarify that the exposure to debt, equities, and alternative securities is obtained through use of ETFs. In addition, somewhere in the first three paragraphs please make clear to investors that this product is primarily a “fund of funds.”

Response 2: The requested change has been incorporated and the updated language is included below for reference.

The Fund is designed to pursue risk-adjusted growth by maintaining an efficient portfolio exhibiting lower or decreasing portfolio volatility throughout variable market environments. The Fund employs a tactical methodology to adjust the portfolio’s asset allocation and diversification to the changing market conditions. The Fund will utilize broadly diversified liquid securities traded on major exchanges, primarily exchange traded funds (“ETFs”). The portfolio is structured primarily as a “fund of funds.” The Fund will invest in any debt, equity, and alternative security deemed appropriate and necessary to improve the portfolio’s composition, exposure to which is obtained through the use of ETFs. The portfolio management team will adjust allocation ranges when investment considerations are identified to warrant such actions to meet the Fund’s objectives.

Comment 3: In the section “Overview of the Portfolio Thermostat Strategy” in the Fund’s principal investment strategy, please use “plain English” to explain how “Portfolio Thermostat Strategy” (“PTS”) defines and refines the universe of securities included and excluded for selection in the portfolio. Specifically, in reference to terms used in this section, please: (1) explain what is meant by “evidence-based” portfolio management system (please describe what type of “evidence”); (2) explain what is meant by “macro-market environment” and “macro investment classes”; (3) identify how the manager identifies specific securities/ETFs to include or exclude; (4) identify how the manager achieves “optimizing custom combinations of securities” that will produce a low volatility portfolio; (5) explain in more detail how or what metrics are used to assign a “Security State” and what exactly triggers a buy or a sell rating; and (6) identify how, specifically, the “risk adjusted ranking” is determined.

Response 3: Updated disclosure has been incorporated into the Fund’s prospectus to address the comments and the updated language is included below for reference.

Overview of the Portfolio Thermostat Strategy

The Portfolio Thermostat Strategy is a comprehensive portfolio management process that seeks to maintain low and consistent portfolio volatility throughout all market conditions, through a rules-based methodology which incorporates a group of technical and volatility indicators.

April 11, 2016

The strategy is broken down into three major steps:

(1) Analyze and identify the current macro market environment. A macro market environment refers to whether the global equity markets are bullish, bearish, or transitional. A bullish environment is a period when most stocks are trending higher by displaying a series of higher highs in price and higher lows and generally low or decreasing volatility. A bearish environment is a period when most stocks are in a downtrend, experiencing lower lows in price and lower highs and generally high or increasing volatility. A transitional period refers to when a bull period begins to display certain bearish characteristics, such as increasing volatility and no longer putting in higher highs and higher lows. The same is also true for a bear market that is beginning to display bullish characteristics. The overall market trend determines portfolio allocation.

(2) Securities are allocated between two investment categories: the “Global Equity Market Universe” (“Global Equities”) and “Bonds and Alternatives to Global Equities” (“Bonds and Alternatives”). The strategy classifies its universe of investments, from which it makes its security selection, into these two classes. Securities in the Global Equities tend to correlate with the macro market environment and thus the “Market State,” while those classified as Alternatives tend to be less connected, or not connected, to the systematic fluctuations (market specific risk) of global equities (stocks). For example, if the market environment is bullish, the Global Equities class will tend to be bullish as well (have low or decreasing volatility) and Bonds and Alternatives will tend to be either bearish (have high or increasing volatility) or are not directly affected. The reverse would be true if the market environment is bearish. The Fund’s universe of investments is created to be as representative as possible of major style indices, geographic regions, individual countries, market sectors, and industries within market sectors. When compiling the universe, the strategy seeks to cover the broadest possible range of securities/ETFs available, while avoiding duplication of categories already included and thus would have high correlation with other included ETFs. The Fund managers will, at their discretion, add or remove any securities to or from the Fund’s universe of investments deemed to be appropriate to potentially meet the Fund’s objectives.

Any ETF or mutual fund that uses “leverage” to create more volatility (such as a 2x1 or 3x1) for the purpose of creating a “multiplier effect” has been determined to be inappropriate for meeting the Fund’s objectives and will not be included in the universe of potential holdings. ETFs or mutual funds that use various derivatives, sometimes referred to as leverage, may be included in the universe of potential holdings as long as the ETF or mutual fund does not exceed a 1x1 relationship to the underlying index or asset class.

April 11, 2016

(3) Optimize the combination of securities that collectively will help achieve an efficient portfolio with low or decreasing volatility in the current market environment. This is done through the following steps:

(a) For each investment class allocation, securities are identified for purchase or sale through a two-step “rating” and then “ranking” process. Each security is rated with a Security State of either a Buy, Hold, or Sell. The Security State is determined by three technical factors: (i) long-term factors based on various moving averages (which identify long-term trends, momentum, areas of support or resistance), (ii) short-term factors based on short-term moving averages, relative strength, and volume, and (iii) volatility factors that identify change in volatility, the velocity of the change, and the direction. A Buy or Sell rating is triggered when the algorithmic combination of these three factors indicate either low or decreasing volatility (Buy) or high or increasing volatility (Sell).

(b) Securities are then ranked against each other, using a technical indicator, based on their relative strength, which is weighted according to their volatility. For example, if one security has twice as much volatility as another, then that security’s relative strength would be reduced by half to convert relative strength ranking to a risk-adjusted basis.

Both the rating and ranking of a security is dependent upon the market environment. Just as the market will go through bull (of low or decreasing volatility) and bear (of high or increasing volatility) markets, securities will also go through bull and bear periods. The rating and ranking system is responsive to the changes in a security’s volatility, and is designed to determine not only which securities are appropriate or inappropriate for maintaining low portfolio volatility (through its rating) but also which are mostly likely to perform most strongly in the given environment (through its ranking).

Comment 4: With respect to ETF Provider Risk in the Fund’s principal risks, regarding the conflict of interest, please describe in detail the “relationship” the Adviser has established with any ETF Provider that the Adviser plans to use for the portfolio, including confirmation that the ETF provider is not an affiliate of the Adviser, and that the Adviser gains no economic benefit from use of the specific ETF providers. Please address this comment in the response letter.

Response 4: The Adviser may enter into informal relationships with various ETF providers. The establishment of these relationships may create an incentive for the Adviser to include the provider’s ETFs in the universe of securities when other ETFs from other providers, with whom the Adviser has no relationship, may also be considered suitable for investment purposes within the Portfolio Thermostat Strategy. Once within the universe, the provider’s ETFs, like all other ETFs included, will only be selected into the portfolio on the basis of its rating and ranking, relative to the other securities. While the Adviser has determined such family of ETFs to provide appropriate investment opportunities across the various sectors to deploy its asset allocation strategy, ETFs from these companies may have management fees or expenses that are higher than alternative ETFs the portfolio managers may have included. The Adviser does not have any affiliations with these ETF providers and gains no economic benefit from the use of specific ETF providers.

April 11, 2016

Comment 5: With regard to the reference to “Compounding Risk” in the “Fund of Funds Structure Risks” section, please clarify in the response if the Adviser planning to select leveraged ETFs, and if so, what portion of the portfolio could consist of leveraged ETFs or ETFs that use leverage.

Response 5: The Adviser does not plan to select leveraged ETFs to be purchased in the Fund that are designed to create more volatility (through a 2x1 or 3x1 relationship to the underlying index or asset class) and thus create a “multiplier effect.” ETFs that use various derivatives may be included in the universe of potential holdings as long as the ETF or mutual fund does not exceed a 1x1 relationship to the underlying index or asset class. While the Fund will use ETFs that hold derivatives, the ETFs (and the underlying derivatives) are being used for reasons other than leverage.

Compounding risk occurs in a “1x1” situation by producing returns that are either greater than the sum of the individual daily returns, less negative than the sum of the individual daily returns, or less than the sum of individual daily returns. These various results are affected by different market conditions, including upward-trending, downward-trending, and volatile markets. Compounding effects and risks occur because each daily return is applied, not to the original investment amount, but to the amount accrued up to that day. Therefore, an investor beginning with an original $100 investment would have a 21% gain after two consecutive days of 10% gains. This would be greater than the sum of the individual daily returns (20%).

Compounding risk in a “1x1” situation would not occur as fast or to as great of a degree as that produced in a “2x1” or “3x1” situation. The compounding risks would instead be similar to those that occur when compounding unleveraged returns.

Comment 6: With regard to the Portfolio Fund Investment Risks section, generally confirm that the risks identified relate to elements of the Fund’s principal investment strategy that could at any given time make up a material portion of the portfolio (5%+).

Response 6: The Registrant has reviewed the risk disclosures, made updates to the risk disclosures as detailed in the responses below, and believes they are appropriate.

Comment 7: With regard to the Portfolio Fund Investment Risks section, please make clear that the risks in this section are risks that pertain to the holdings of the ETFs that are to be selected by the Adviser.

Response 7: The requested change has been incorporated and the updated language is included below for reference.

Portfolio Fund Investment Risks

The risks of the Fund will directly correspond to the risks of the Underlying ETFs in which it invests. These risks will vary depending upon how the assets are allocated among the Underlying ETFs. Certain risks associated with investing in the Underlying ETFs are described below.

Comment 8: With regard to Commodities Risk referenced in the Portfolio Fund Investment Risks section, please indicate how great the portfolio’s exposure will be to ETFs in commodity-linked derivative instruments and companies involved in commodity-related businesses.

Response 8: The Fund’s exposure to ETFs in commodity-linked derivative instruments and companies involved in commodity-related businesses is expected to be less than 15%.

Comment 9: With regard to Derivatives Risk referenced in the Portfolio Fund Investment Risks section, please indicate how great the portfolio’s exposure will be to derivatives.

Response 9: The Fund will have no direct exposure to derivatives but could select ETFs that use derivatives, and therefore Derivatives Risk has been removed as a principal risk of the Fund.

April 11, 2016

Comment 10: With regard to Portfolio Turnover Risk in the Portfolio Fund Investment Risks section, please explain that the 100% turnover relates to 100% turnover of ETFs held by the portfolio.

Response 10: The requested change has been incorporated and the updated language is included below for reference. As a result, the Registrant believes it is more appropriate to include Portfolio Turnover Risk as a fund risk and has moved it to the “Additional Fund Risks” section of the prospectus.

Portfolio Turnover Risk. A high portfolio turnover rate (100% or more) has the potential to result in the realization and distribution to shareholders of higher capital gains, which may subject you to a higher tax liability. High portfolio turnover also necessarily results in greater transaction costs which may reduce Fund performance. The Fund anticipates that its portfolio turnover could exceed 100% on an annual basis as a result of turnover of Underlying ETFs held by the Fund, depending on market conditions. This may mean that you may or may not have a higher tax liability. Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal tax laws. When purchasing Fund securities through a broker, high portfolio turnover generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the Fund and indirectly by the Fund’s shareholders.

Comment 11: With regard to Value Investing Risk in the Portfolio Fund Investment Risks section, please explain whether the securities being referenced in this disclosure is the ETF shares held or the securities held within the ETF.

Response 11: The Value Investing Risk disclosure relates to the ETF shares held by the Fund. The risk disclosure has been updated accordingly and the updated language is included below for reference.

Value Investing Risk. The Fund may be subject to value investing risk as a result of Underlying ETFs held by the Fund. The determination that a security is undervalued is subjective. The market may not agree with the Adviser’s determination and the security’s price may not rise to what the Adviser believes is its full fair value. The security may even decrease in value.

Comment 12: With regard to the risk disclosures in the Additional Fund Risks section, in general, please make clear which risks apply to the actual ETF shares held by the Fund and which risks apply to the underlying portfolios of the ETFs.

Response 12: The second sentence related to Inflation Risk has been revised to reflect “the Fund” rather than “a Fund” and is included below for reference. Language has been added to the prospectus (immediately following the subheading “Additional Fund Risks”) to make clear that the risks discussed in that section are risks associated with investing in the Canterbury Fund itself. The Registrant has reviewed the other risk disclosures in the Additional Fund Risks section, and believes they are appropriate.

Inflation Risk. Inflation risk is the risk that the present value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets can decline as can the value of the Fund’s distributions.

April 11, 2016

Comment 13: With regard to the Management Risk in the Additional Fund Risk section, please consider the use of “plain English” in explaining how the Adviser’s inexperience in managing investment company assets could impact the fund.

Response 13: The Registrant has revised the disclosure relating to Management Risk and the updated language is included below for reference.

Management Risk. The performance of the Fund depends on the Adviser’s success in selecting investments on behalf of the Fund. The Adviser’s judgments about the attractiveness, value, the potential income to be generated by individual securities and the potential appreciation of a particular asset class or individual security in which the Fund invests may fail to produce the intended result. The securities selected by the Adviser may underperform other assets or the overall market. Prior to rendering investment management services to the Fund, the Adviser did not manage any mutual funds, which are investment companies registered under the 1940 Act. Although the Adviser has extensive experience managing assets of the type in which the Fund intends to invest, the Adviser does not have experience managing assets of a regulated investment vehicle such as the Fund. The 1940 Act and the IRC, impose numerous investment constraints on the operations of registered investment companies that do not apply to the other types of investment accounts managed by the Adviser. The Adviser’s lack of experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, may limit the profitability of the Fund.

Comment 14: With regard to the Newer Fund Risk in the Additional Fund Risk section, please change the naming convention of the risk disclosure to “New Fund Risk” and change the word “limited” to “no” [operating history].

Response 14: The requested changes have been incorporated.

Comment 15: With regard to Section Risk in the Additional Fund Risk section, please explain whether the Adviser/Fund plans to focus on particular sectors and if so, what sectors.

Response 15: The Adviser does not plan on focusing on any particular sectors, and the disclosure has been removed from the Fund’s prospectus accordingly.

Prospectus – Additional Information regarding Principal Investment Strategies

Comment 16: With regard to the investment process described in the prospectus, please state how often is the whole process conducted (i.e., daily, weekly, monthly).

Response 16: The Adviser utilizes the Portfolio Thermostat Strategy to monitor the securities held by the Fund on a daily basis. The updated language in the prospectus is included below for reference.

April 11, 2016

Overview of the Portfolio Thermostat Strategy

The Portfolio Thermostat Strategy is a portfolio management system that monitors the portfolio daily so that any adjustments, which are outlined below, can be made on an as-needed basis. The strategy is broken down into three major steps.

Comment 17: With regard to “Step 1: Analyze the Current Market Environment” in the Investment Process section, please review the entire section and consider revising to use “plain English” and consider revising to indicate how selections are actually made. For example, please address: what are: “volatility index,” “long-term oscillator,” “volatility indicator,” “bullish market states,” and “bearish market states.”

Response 17: The Registrant has made modifications to address the SEC’s comments to the language in “Step 1: Analyze the Current Market Environment” in the Investment Process section and the updated language is included below for reference.

Step 1: Analyze the Current Market Environment

The Portfolio Thermostat strategy employs a mathematical formula based on a long-term, short-term, and volatility factors to analyze the trend of the current market environment (bullish, bearish, or transitional). A bullish environment is a period when most stocks are trending higher by displaying a series of higher highs in price and higher lows and generally low or decreasing volatility. A bearish environment is a period when most stocks are in a downtrend, displaying lower lows in price and lower highs and generally high or increasing volatility. A transitional period refers to when a bull period is beginning to display certain bearish characteristics, such as increasing volatility and no longer putting in higher highs and higher lows. The same is also true for a bear market that is beginning to display bullish characteristics. The market environment can be further analyzed and fall into one of 12 distinct environments, known as Market States, each of which exhibits its own unique traits and tendencies.

The 12 Market States include: 5 Bullish Market States, 4 Bearish Market States, and 3 Transitional Market States. The Transitional Market States precede a change from bullish to bearish or vice versa.

Comment 18: With regard to “Step 2: Classify the Universe of Securities into Diverse Investment Classes” in the Investment Process section, please review the entire section and consider revising to use “plain English.” Please consider addressing what is involved in this step other than actions to go long or short on equities v. bonds/alternatives. Please also address how the identified market states impact investment selections, and at the level of selections, please indicate how the Adviser analyzes particular ETFs to be selected for inclusion based on the formulas used.

Response 18: The Registrant has made modifications to address the SEC’s comments to the language in “Step 2: Classify the Universe of Securities into Diverse Investment Classes” in the Investment Process section and the updated language is included below for reference.

April 11, 2016

Step 2: Classify the Universe of Securities into Diverse Investment Classes

Most equities tend to correlate with the S&P 500 (the market portfolio), meaning that if the market is bullish, these securities will tend to benefit from the more stable market environment, and tend not do so if the market was bearish. There are other securities, however, that tend to be bullish (have low or decreasing volatility) when the market is bearish (exhibits high or increasing volatility) and vice versa. The Portfolio Thermostat strategy has accordingly categorized each security within its universe into one, of two, investment categories: the “Global Equity Market Universe” and “Bonds and Alternatives to Global Equities.”

The Global Equities refers to securities that represent equity, while Bonds and Alternatives refer to those that do not. The Market State determines the portfolio allocation to these investment classes to maintain low and consistent portfolio volatility. For instance, a Bullish Market State would have a higher allocation to Global Equities than Bond and Alternatives because in a Bullish Market State, Global Equities would tend to have low/decreasing volatility and some Bond and Alternatives would tend to have higher volatility.

The universe of securities is created to be as representative as possible of major style indices, geographic regions, individual countries, market sectors, and industries within market sectors. When compiling the universe, the strategy seeks to cover the broadest possible range of securities/ETFs available, while avoiding duplication of categories already included and thus would have high correlation with other included ETFs.

Comment 19: With regard to “Step 3: Construct an Efficient Portfolio to Match the Current Market Environment” in the Investment Process section, please consider revising the disclosure consistent with the “plain English” approach. Please consider addressing how selections of specific investments are made.

Response 19: The Registrant has made modifications to address the SEC’s comments to the language in “Step 3: Construct an Efficient Portfolio to Match the Current Market Environment” in the Investment Process section and the updated language is included below for reference.

Step 3: Construct an Efficient Portfolio to Match the Current Market Environment

After identifying the current Market State (and thus the guidelines for portfolio allocation), the Portfolio Thermostat Strategy constructs an efficient portfolio (defined as having low or decreasing volatility) through a two-step rating and ranking process.

(a) Each security is rated with a Security State of either a Buy, Hold, or Sell. The Security State is determined by three technical factors: (i) long-term factors based on various moving averages (which identify long-term trends, momentum, areas of support or resistance), (ii) short-term factors based on short-term moving averages, momentum, and volume, and (iii) volatility factors that identify change in volatility, the velocity of the change, and the direction. A Buy or Sell rating is triggered when the algorithmic combination of these three factors indicate either low or decreasing volatility (Buy) or high or increasing volatility (Sell).

April 11, 2016

(b) Securities are then ranked against each other, using a technical indicator, based on their relative strength, which is weighted according to their volatility. For example, if one security has twice as much volatility as another, that security’s relative strength would be cut in half to take that characteristic into account. Rankings thus occur according to a volatility-weighted relative strength. New purchases are made from the highest-ranked “eligible” securities (i.e. have a Buy Security State rating).

Both the rating and ranking of a security is dependent upon the market environment. Just as the market will go through bull (of low or decreasing volatility) and bear (of high or increasing volatility) markets, securities will also go through bull and bear periods. The rating and ranking system is responsive to the changes in a security’s volatility, and is designed to determine not only which securities are appropriate or inappropriate for maintaining low portfolio volatility (through its rating) but also which would perform most strongly in the given environment (through its ranking). All adjustments noted above are made based on Canterbury’s proprietary technical indicators/formulas.

Each day, the Adviser evaluates the need to add, remove and/or re-weight the securities in the Fund’s portfolio. The frequency of portfolio transactions will be primarily determined by shifts in the Market States and depend upon rotations in leadership among securities in terms of ranking.

Prospectus - Additional Information regarding Principal Investment Risks

Comment 20: In the section “Additional Information regarding Principal Investment Risks,” please confirm that the risks identified relate to elements of the Fund’s principal investment strategy that could at any given time make up a material portion of the portfolio (5%+). Please also make clear which risks apply to the ETFs selected versus the portfolio holdings of the ETFs.

Response 20: Consistent with Responses 4, 8 and 14 above, Leverage Risk, Derivatives Risk and Sector Risk have been removed from the section “Additional Information regarding Principal Investment Risks.” The Registrant has reviewed the other risk disclosures in this section, and believes they are appropriate.

Comment 21: With regard to Non-Diversification Risk in the Additional Information regarding Principal Investment Risks section, please clarify in the disclosure that this risk relates to the fact that the Fund may hold a limited number of ETFs; however, the overall portfolio remains “diversified” based on diverse holdings of the underlying ETF, as appropriate.

Response 21: The requested change has been incorporated and the updated language is included below for reference.

April 11, 2016

Non-Diversification Risk

Investment in the securities of a limited number of issuers exposes a Fund to greater market risk and potentially greater market losses than if its investments were diversified in securities issued by a greater number of issuers. The Adviser may take substantial positions in the same security or groups of securities at the same time. This overlap in investments may subject the Fund to additional market risk and potentially greater market losses. The Fund may hold a limited number of ETFs; however, the overall portfolio may remain “diversified” based on diverse holdings of the Underlying ETFs.

Prospectus – Account Information

Comment 22: Please consider moving the section for Account Information to the following page to avoid confusion.

Response 22: The requested change has been incorporated.

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The Registrant acknowledges that:

1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you again for your comments to the Registration Statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Scot E. Draeger

Scot E. Draeger